Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, November 23, 2005

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco receives prize for best corporate governance report

Atlas Copco AB
Group Communications

Katarina Dahn

Sent by DHL 477 9948 401

11/30

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco receives prize for best corporate governance report

Stockholm, Sweden, November 23, 2005: Atlas Copco won first prize at the premier of the Best Corporate Governance Report annual contest in Sweden. The purpose of the contest is to actively highlight good examples of applying the Swedish Code of Corporate Governance.

After close scrutiny, the jury selected Atlas Copco as the winner on the following grounds: *"Atlas Copco was convincing with a well-structured corporate governance report. The report conveys an independent relationship to corporate governance and concisely describes the management of the company, including its objectives and risk management. The section on internal control clearly and pedagogically discloses how the company safeguards financial information."*

The prize, which refers to 2004 reports, was awarded during yesterday's Listed Companies Forum 2005 hosted by Öhrlings PricewaterhouseCoopers. Members of the jury were Rune Brandinger, Tor Marthin, Meg Tiveus, and Göran Tidström.
